Exhibit 99.1

Fitell Corporation Announces Fiscal 2023 Financial Results

Taren Point, New South Wales, Australia, October 30, 2023 — Fitell Corporation (Nasdaq: FTEL) (“Fitell” or the “Company”), an online retailer of gym and fitness equipment in Australia, today announced its 2023 annual financial results for the fiscal year ended June 30, 2023.

Fitell’s Chief Executive Officer, Yinying “Sam” Lu commented, “Fitell’s mission is to build an ecosystem with a whole fitness and wellness experience powered by technology. This mission guides our strategic decisions and underscores our commitment to creating value for our shareholders.

Furthering this perspective, Jamarson Kong, Fitell’s Chief Financial Officer, noted, “Throughout fiscal year 2023, we navigated several economic headwinds, notably the challenges posed by inflation and the rise in interest rates in Australia. Consequently, our financial results for the year reflect some of these challenges. As we look to fiscal year 2024, we stand firm in our commitment to overcoming these challenges and advancing our growth trajectory. He further reported, “We’re focused on executing our long-term strategy, including expanding our business offerings and market footprint. Fitell’s successful listing on Nasdaq on August 8, 2023, instills confidence in our ability to deliver on our growth strategies.”

FY 2023 Financial Highlights

■	Revenue was $4.8 million, a year-to-year decrease of $3,356,512 or 41.2%, primarily due to reduced consumer spending from inflation and raising of interest rates in Australia.
■	Gross profit was $2.2 million, a year-to-year decrease of $1,462,255 or 40.2%.
■	Gross margin was 45.3%, a year-to-year increase of 0.7%.
■	Sales of consumable products was $223,343, a year-to-year increase of 11.6% or $23,239, due to efforts to diversify revenue streams.

Revenue by Categories vs. Prior Year

	Revenue		Change from FY 2022
	US$	%	US$	%
Merchandise revenue	4,036,047	84.1%	(3,210,541)	-44.3%
Sales of consumable products	223,343	4.7%	23,239	11.6%
Revenue from licensing customers	539,832	11.2%	(169,210)	-23.9%

●	Merchandise revenue decreased significantly by 44.3% or $3,210,541 to $4,036,04. The decrease was primarily attributable to: (i) a 42.6% decrease in sales order, primarily due to inflation and raising of interest rates in Australia; (ii) a decrease of 3.0% in the average revenue per order. Despite the consumer confidences in Australia is week recently, but the management has devoted a lot of marketing efforts in promoting our products and have successfully retained many loyal customers.

●	Sales of consumable products represents the revenue generated by selling various lifestyle products. The sales of consumable products have increased 11.6% or $23,239 to $223,343 from $200,104 in FY 2022. The increase was due to our additional efforts to diversify our revenue streams, to mitigate the negative financial impact attributed to the decline in merchandise revenue.

●	Revenue from licensing customers represents licensing, management consultant income, and some agency fee for distributing other miscellaneous items. Revenue from licensing customers has decreased by 23.9% or $169,216 to $539,832 in FY 2023 from $709,042 in FY 2022. The decrease was due to the temporarily suspension of the overseas expansions recently, because the market sentiments are negatively affected by the inflations and the rising in interest rate in the global market. Nevertheless, we will expand these services again, especially to the Asia market, when the time is right.

Cost of goods sold decreased by approximately $1.9 million, or 41.9%, from $4,520,078 in FY 2022 to $2,625,821.

Gross profit was $2,173,401 for the fiscal year ended June 30, 2023 and $3,635,656 for the fiscal year ended June 30, 2022, a decrease of $1,462,255, or 40.2%. The decrease was a combined result of the decrease in merchandise revenues and service revenue.

The gross profit margin increased 0.7% from 44.6% in FY 2022, to 45.3. The slight increase is mainly due to the change in revenue mix, as we have generated relatively more services revenue.

The IPO related expenses were $662,418 for consulting fee which is related to the Initial Public Offering project.

Subsequent Events

●	On August 8, 2023, the Company has successfully listed on Nasdaq and has raised a net proceed of approximately $13.6 million for the issuance of 3,000,000 shares of common stock.
●	Subsequent to June 30, 2023, the Company has entered into a consulting agreement with a third party, for future capital market and fund-raising consulting services. The consideration of the contract is $1.8 million.
●	On October 23, 2023, at the recommendation of the Nominating Committee, the Board appointed Yinying “Sam” Lu, a member of the Board, to serve as Chief Executive Officer beginning as of October 23, 2023.

Investor Conference Call and Webcast

The company will host an investor conference call and webcast to discuss the results at 8:30 a.m. (Eastern Time) on Tuesday, October 31, 2023, before the market opens.

A live webcast of the conference call will be available on the company’s investor relations website at https://www.fitellcorp.com/investorrelations-ep, along with the company’s earnings press release and slide presentation. To access the call by phone, dial in at 1-877-270-2148 (U.S. Toll Free) or 1-412-902-6510 (International Toll). The webcast also can be accessed by using the direct link: https://event.choruscall.com/mediaframe/webcast.html?webcastid=Cxjh7jDl.

If you are unable to participate during the live webcast, the webcast of this call will also be archived and available for three months at the company’s investor relations website.

About Fitell Corporation

Fitell Corporation, through GD Wellness Pty Ltd (“GD”), its wholly owned subsidiary, is an online retailer of gym and fitness equipment both under its proprietary brands and other brand names in Australia. The company’s mission is to build an ecosystem with a whole fitness and wellness experience powered by technology to our customers. GD has served over 100,000 customers with large portions of sales from repeat customers over the years. The Company’s brand portfolio can be categorized into three proprietary brands under its Gym Direct brand: Muscle Motion, Rapid Motion, and FleetX, in over 2,000 stock-keeping units (SKUs). For additional information, please visit the Company’s website at www.fitellcorp.com.

Forward-Looking Statements

This press release contains “forward-looking statements”. Forward-looking statements reflect our current view about future events. These forward-looking statements involve known and unknown risks and uncertainties and are based on the Company’s current expectations and projections about future events that the Company believes may affect its financial condition, results of operations, business strategy and financial needs. Investors can identify these forward-looking statements by words or phrases such as “may,” “will,” “could,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “is/are likely to,” “propose,” “potential,” “continue” or similar expressions. The Company undertakes no obligation to update or revise publicly any forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that such expectations will turn out to be correct, and the Company cautions investors that actual results may differ materially from the anticipated results and encourages investors to review other factors that may affect its future results in the Company’s registration statement and other filings with the SEC.

For more information, please contact:

Chief Financial Officer

Jamarson Kong

jamarson@gymdirect.com.au

Investor Relations

ir@fitellcorp.com

FITELL CORPORATION

Consolidated Balance Sheets at June 30, 2023 and 2022

	June 30,	June 30,
	2023	2022
ASSETS
Current assets
Cash and cash equivalents	$236,821	$716,052
Investment in marketable securities	494,275	1,023,763
Accounts net receivable	174,341	41,097
Inventory, at cost	525,786	919,422
Deposits and prepaids	13,412	6,872
Prepaid IPO costs	5,317,866	223,229
Total current assets	6,762,501	2,930,435

Property and equipment, net	38,743	51,011
Operating right of use asset	605,794	840,123
Deferred tax asset	132,354	111,595
Brand names	337,504	337,504
Goodwill	1,161,052	1,161,052
Total assets	$9,037,948	$5,431,720

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities
Accounts payable and accrued expenses	$1,168,723	$805,029
Deferred revenue	238,351	501,976
Income tax payable	486,058	655,673
Due to related parties	24,386	103,450
Current portion of operating lease liability	212,062	206,690
Total current liabilities	2,129,580	2,272,818

Accrued employee benefits, non-current	18,430	5,283
Operating lease liability, less current portion	473,015	716,239
Total liabilities	2,621,025	2,994,340

Commitments and contingencies (Note 6)

Stockholders’ equity:
Common stock, $0.0001 par value; 500,000,000 shares authorized, 8,120,000 and 7,000,000 shares issued and outstanding at June 30, 2023 and 2022, respectively	812	700
Subscription receivable	-	(56)
Additional paid-in capital	7,097,822	1,497,990
Accumulated other comprehensive income (loss)	(64)	26,999
Retained earnings (accumulated deficit)	(681,647)	911,747
Total stockholders’ equity	6,416,923	2,437,380
Total liabilities and stockholders’ equity	$9,037,948	$5,431,720

FITELL CORPORATION

Consolidated Statements of Operations and Comprehensive Income
for the years ended June 30, 2023 and 2022

	For the years ended
	June 30,
	2023	2022

Revenues:
Merchandise revenue	$4,036,047	$7,246,588
Sales of consumable products	223,343	200,104
Revenue from licensing customers	539,832	709,042
Total revenues	4,799,222	8,155,734

Cost of goods sold	(2,625,821)	(4,520,078)

Gross profit	2,173,401	3,635,656

Operating expenses:
Personnel expenses	965,395	981,711
General and administrative expenses	888,141	503,269
Sales and marketing expenses	454,995	604,200
Operating lease expense	198,914	213,490
Depreciation expense	12,268	730
Total operating expenses	2,519,713	2,303,400

Income from operations	(346,312)	1,332,256

Other income (expenses):
IPO related expenses	(662,418)	(605,950)
Unrealized loss on investments	(529,488)	(466,478)
Other income (expenses)	9,885	(54)
Interest income	1,978	99
Interest expense	(92,800)	(27,419)
Total other income (expenses)	(1,272,843)	(1,099,802)

Income (loss) before taxes	(1,619,155)	232,454

Income tax expense (benefit)	(25,761)	219,852

Net income (loss)	(1,593,394)	12,602
Foreign currency translation adjustment	(27,063)	(66,949)
Comprehensive loss	$(1,620,457)	$(54,347)

Basic and diluted earnings (loss) per share on net income (loss)	$(0.21)	$0.00

Weighted average shares outstanding - basic and diluted	7,714,959	7,000,000

FITELL CORPORATION

CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY

FOR THE YEARS ENDED JUNE 30, 2023 AND 2022

	Common Stock		Subscription Receivable		Additional Paid-in	Accumulated Other Comprehensive	Retained Earnings (Accumulated
	Shares	Amount	Shares	Amount	Capital	Income (Loss)	Deficit)	Total
Balance July 1, 2021	7,000,000	$700	-	$(56)	$1,497,990	$93,948	$899,145	$2,491,727

Foreign currency translation adjustment	-	-	-	-	-	(66,949)	-	(66,949)

Net income	-	-	-	-	-	-	12,602	12,602

Balance June 30, 2022	7,000,000	$700	-	$(56)	$1,497,990	$26,999	$911,747	$2,437,380

Stock issued for services	1,120,000	112	-	-	5,599,888	-	-	5,600,000

Settlement of stock subscription	-	-	-	56	(56)	-	-	-

Foreign currency translation adjustment	-	-	-	-	-	(27,063)	-	(27,063)

Net loss	-	-	-	-	-	-	(1,593,394)	(1,593,394)

Balance June 30, 2023	8,120,000	$812	-	-	$7,097,822	$(64)	$(681,647)	$6,416,923

FITELL CORPORATION

CONSOLIDATED STATEMENTS OF CASH FLOWS

	For the years ended
	June 30,
	2023	2022
Cash Flows from Operating Activities
Net income (loss)	$(1,593,394)	$12,602

Adjustments to reconcile net income (loss) to net cash from operating activities:
Depreciation	12,268	730
Bad debt provision	426,971	-
Unrealized loss on investments	529,488	466,478
Stock issued for services	560,000	-
Changes in operating assets and liabilities
Accounts receivable, net	(560,215)	(27,996)
Inventory, at cost	393,636	(4,352)
Deposits and prepaids	(61,177)	74,394
Right of use activity	(3,523)	(4,454)
Deferred tax asset	(20,759)	(61,533)
Other non-current assets	-	42,010
Accounts payable and accrued expenses	363,694	(198,755)
Deferred revenue	(263,625)	(662,743)
Income tax payable	(169,615)	235,920
Accrued employee benefits, non-current	13,147	(4,082)
Net cash from activities	(373,104)	(131,781)

Cash Flows from Investing Activities
Purchase of investments	-	(1,490,241)
Purchase of property and equipment	-	(51,741)
Net activity on amount due from related party	-	1,076,687
Net cash from investing activities	-	(465,295)

Cash Flows from Financing Activities
Net activity on due to related parties	(79,064)	93,915
Net cash from financing activities	(79,064)	93,915

Foreign currency translation adjustment	(27,063)	(66,949)

Change in cash and cash equivalents	(479,231)	(570,110)

Cash and cash equivalents at beginning of period	716,052	1,286,162

Cash and cash equivalents at end of period	$236,821	$716,052

Supplemental Cash Flow Information
Cash paid for interest	$-	$-
Cash paid for income taxes	$80,375	$547,118
Non-Cash Investing and Financing Activities

Stock issued for prepaid IPO services	$5,040,000	$-